Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Truleo, Inc.
1 E Erie St #525
Chicago , IL 60611
http://truleo.co

Up to $1,234,986.87 in Common Stock at $13.81
Minimum Target Amount: $14,997.66

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Truleo, Inc.
Address: 1 E Erie St #525, Chicago , IL 60611
State of Incorporation: DE
Date Incorporated: June 16, 2021

Terms:

Equity

Offering Minimum: $14,997.66 | 1,086 shares of Common Stock
Offering Maximum: $1,234,986.87 | 89,427 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $13.81
Minimum Investment Amount (per investor): $110.48

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

<u>Combo Perk</u>

Invest $1,000 within the first 2 weeks and receive 10% bonus shares.

Invest $5,000 within the first 2 weeks and receive 25% bonus shares.

Volume-Based Perks

Tier 1 Perk — Invest $500+ and Truleo will send FedEx package of Truleo collateral sent to your mayor.

Tier 2 Perk — Invest $5,000+ and Truleo will send a FedEx package of Truleo collateral to your mayor and/or city council + 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Truleo, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $13.81 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1381. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Truleo, Inc. ("Truleo" or the "Company") is a police body camera analytics company that automates supervision, facilitates coaching, & promotes police professionalism.

Trust in the police is low. We don't know who are good cops and who are bad cops. Although most cops wear body cameras, based on our research and user feedback less than 2% of their videos are reviewed by supervisors. Truleo automatically processes 100% of a department's videos and creates “baseball card stats” for cops. We analyze officers' language and reward high levels of professionalism.

18,000 police departments in the United States have created millions of hours of police body camera videos. Truleo sells annual subscriptions and charges $20 - $50 per officer, per month to access, structure, and analyze those videos. Although the department is the user, the decision made is a combination of the Chief of Police, Mayor, and/or City Manager.

Body camera data needs to be analyzed so that we can a) reward good officers b) remove or retrain bad officers and c) train new officers. Departments pay Truleo an annual licensing fee to transcribe and analyze all of their body camera videos and provide access to curated results.

Sources:

https://www.forbes.com/sites/emilywashburn/2023/02/03/america-less-confident-in-police-than-ever-before-a-look-at-the-numbers/?sh=1740bbb36afb

https://www.truleo.co/resources

https://www.truleo.co/alameda-case-study

https://www.globenewswire.com/news-release/2022/05/10/2440094/0/en/Body-Worn-Camera-Market-will-Touch-USD-368-95-Billion-at-an-Admirable-CAGR-of-72-3-by-2030-Report-by-Market-Research-Future-MRFR.html

Competitors and Industry

Competitors

Truleo is one of the first to market and sign police departments as "single source" users. Future competitors will be other body camera makers. They are hardware companies that will struggle to move to become data science companies and compete with our deep expertise and speed of innovation. They do not own the data that is captured on their cameras - but rather it is owned by the city, which must grant these new players access (not easy to achieve). Truleo has a large patent portfolio and a sticky network of passionate users.

Market/Industry

The body camera market is 10 years old and expected to continue growing at over 70% a year to 2030. However, body camera analytics is a brand new category - a natural evolution of the body camera market needed to process all of that data. We are targeting the 18,000+ U.S. police departments that have purchased body cameras.

https://www.globenewswire.com/news-release/2022/05/10/2440094/0/en/Body-Worn-Camera-Market-will-Touch-USD-368-95-Billion-at-an-Admirable-CAGR-of-72-3-by-2030-Report-by-Market-Research-Future-MRFR.html

Current Stage and Roadmap

Current Stage

Truleo raised $3,000,000 from Arnold Ventures in September 2022. Truleo now has 15 police departments currently using Truleo. The federal government has created a grant for body camera analytics. Truleo expects to have 30-40 departments as clients by the end of the year. We also plan to partner with the U.S. Mayors Association. Truleo is raising capital to expand our customer success, marketing, and sales teams. And to fund a speaking session in June at the mayors' conference. We will also plan to have stories on CNN, NBC, and Fox News.

Future Roadmap

Truleo plans to rebuild trust between the police and the communities they serve by analyzing police-civilian interactions at scale. We have built a "virtual sergeant" that helps supervise and coach patrol officers to deploy the most professional language and behavior that keeps both officers and communities safer. We plan to use funds to reach more departments in the U.S. by building out sales, marketing, and PR teams to increase awareness of Truleo.

Our future roadmap also includes adding an accredited training portal to our product so that any officer in the country, regardless of whether their department is a Truleo customer, can log in and learn about natural language processing and how it might help them do his or her job better. We also plan on spending a considerable amount of development resources on helping the sergeant to facilitate coaching and performance reviews.

https://www.truleo.co/resources

The Team

Officers and Directors

Name: Tejas Attreya Shastry

Tejas Attreya Shastry's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: September, 2021 - Present
  Responsibilities: I oversee the product, technology, and data science teams at Truleo. $250,000 annual salary & 500,000 Founder's Equity Common Shares.

- **Position:** Board Director
  Dates of Service: June, 2021 - Present
  Responsibilities: Managing the overall business and affairs of the company.

Other business experience in the past three years:

- **Employer:** GreenKey Technologies
  Title: Co-Founder and Chief Product Officer
  Dates of Service: September, 2016 - September, 2021
  Responsibilities: I oversaw product, technology, and data science teams at GreenKey.

Name: Anthony Michael Tassone

Anthony Michael Tassone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and Co-Founder
  Dates of Service: October, 2021 - Present
  Responsibilities: I am the Chief Executive Officer overseeing the company's commercial and product strategies. I am especially involved in the day to day workings of sales and marketing. $300,000 annual salary & 500,000 Founder's Equity Common Shares.

- **Position:** Board Director
  Dates of Service: June, 2021 - Present
  Responsibilities: Managing the overall business and affairs of the company.

Other business experience in the past three years:

- **Employer:** GreenKey Technologies
  Title: CEO & Founder
  Dates of Service: January, 2014 - September, 2021
  Responsibilities: I was the Chief Executive Officer overseeing the company's commercial and product strategies. I was especially involved in the day to day workings of sales and marketing.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology and software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase

price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies'

businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Truleo, Inc. was formed on 06/16/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Truleo Inc has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tejas Shastry	500,000	Common Stock	50.0%
Anthony Tassone	500,000	Common Stock	50.0%

The Company's Securities

The Company has authorized Common Stock, Seed Preferred Stock, and Seed 2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 89,427 of Common Stock.

Common Stock

The amount of security authorized is 13,000,000 with a total of 1,277,500 outstanding.

Voting Rights

One vote per share. Please see the voting rights of securities sold in this offering below.

Material Rights

For further information on the material rights of this class of securities, please see the Third Amendment to Certificate of Incorporation of Truleo, Inc., attached to the Offering Memorandum as Exhibit F.

The total amount outstanding includes 15,449 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 252,051 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation, Dissolution, or Winding Up. With respect to payment of dividends and distribution of assets upon liquidation, dissolution, or winding up or Deemed Liquidation of the Company, all shares of Preferred Stock shall rank senior to Common Stock.

Dividends. Holders of Preferred Stock shall no have no special rights or privileges with regard to dividends.

Seed Preferred Stock

The amount of security authorized is 1,000,000 with a total of 500,000 outstanding.

Voting Rights

There are no voting rights associated with Seed Preferred Stock.

Material Rights

There are no material rights associated with Seed Preferred Stock.

Seed 2 Preferred Stock

The amount of security authorized is 1,000,000 with a total of 395,257 outstanding.

Voting Rights

There are no voting rights associated with Seed 2 Preferred Stock.

Material Rights

There are no material rights associated with Seed 2 Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $500,000.00
  Number of Securities Sold: 500,000
  Use of proceeds: Startup Funds.
  Date: September 07, 2021
  Offering exemption relied upon: 501 reg D - accredited investor

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,000,000.00
  Number of Securities Sold: 197,000
  Use of proceeds: Startup Funds.
  Date: September 10, 2021
  Offering exemption relied upon: 501 reg D - accredited investor

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $3,000,000.00
  Number of Securities Sold: 395,257
  Use of proceeds: Startup Funds.
  Date: September 16, 2022
  Offering exemption relied upon: 501 reg D - accredited investor

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $195,250 compared to $1,606,151 in fiscal year 2022.

Q4 2021 was our first quarter in the market and we only had one customer. 2022 revenues increased because we added more customers.

Cost of sales

Cost of Sales for fiscal year 2021 was $0 compared to $100,176 in fiscal year 2022.

Q4 2021 was our first quarter in the market and we only had one customer. 2022 cost of sales increased because we added more customers.

Gross margins

Gross margins for fiscal year 2021 were $195,250 compared to $1,505,974 in fiscal year 2022.

Q4 2021 was our first quarter in the market and we only had one customer. 2022 margins increased because we added more customers.

Expenses

Expenses for fiscal year 2021 were $1,075,383 compared to $3,698,866 in fiscal year 2022.

Q4 2021 was our first quarter in the market and we had fewer employees. 2022 costs increased because we added headcount to engineering, marketing, and sales.

Historical results and cash flows:

The Company is currently in the initial production stage and generating revenues. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we expect to continue to invest heavily in our product, service, and IP portfolio. Past cash was primarily generated through equity investments. Our goal is to generate $2,500,000 in revenue in 2023.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of our last bank statement February 28th, 2023, the Company has $848,709.62 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations & are required to support ongoing business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that the Company has, 66% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 9 months. This is based on a current monthly burn rate of $200,000 for expenses related to salaries and marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $250,000 for expenses related to Research & Development (25%), Company Employment (25%), Working Capital (43.5% of funds)

In addition, we plan to collect 3M in receivables in 2023 in an effort to give us plenty of runway before a possible series A in 2024.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including venture capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $30,005,774.20

Valuation Details:

Previous Sale of Securities

In September 2022, Truleo raised $3M at a pre-money valuation of $15m with Arnold Ventures. In seven months, we increased our revenue, expanded our product offering, and filed for multiple patents. This previous sale of securities allowed us to hire our first full-time salesperson Nick Kister who has contributed greatly to increasing our subscription revenue and created a potential $21,000,000 sales pipeline. Since this investment, we now plan to service the approximately 18,000 police departments across the country.

In 2023, the Department of Justice created funding for using BWC footage for training and constitutional policing. Departments pay Truleo an annual licensing fee of $20 - $50 per office per month, to transcribe and analyze all of their body camera videos; including access to curated results. Since this investment, Truleo's patent-pending technology now separates officer language from civilian, protecting civilian privacy by focusing only on officer-civilian interactions, voice fingerprint officer IDs (anonymizes civilian audio), and auto-redaction of civilian speech (redacting personally identifiable information (PII), such as names, addresses, license plates, and more.)

Current Traction

To date, we have increased our sales pipeline from the active engagement of $4M targeting 20 departments to the active engagement of $21M targeting over 100 departments. In addition, we partnered with the FBI National Academy Alumni to help automate supervision, facilitate coaching, and promote police professionalism.

Revenue

Truleo had over $1.5M in 2022 revenue and is deployed in 15 local police departments. These departments are "early reference clients" driving referrals and helping us to increase our pipeline and accelerate our sales cycles. For example, Aurora Co. police have agreed to an academic study with world-famous criminologist Geoff Alpert to study the effects of body camera analytics. We believe this study will lay the foundation for mandates and laws requiring police departments to deploy body camera analytics.

EBITDA of 2022 Revenue

We chose a 20x multiple for general software/subscription-based companies. Based on our 2022 revenue of approximately $1.5M, this produces a projected company valuation of approximately $30M.

https://www.equidam.com/ebitda-multiples-trbc-industries/

Value of IP & Assets

We filed multiple patents in 2022 that we feel substantially supports our $30m valuation given the increasing social awareness and demand for our product and service. Truleo leverages Natural Language Processing, a branch of Artificial Intelligence, that our founders pioneered on Wall Street. This patent pending capability enables us to separate officer language from civilian, protecting civilian privacy, and differentiating us from raw transcription. NLP technology is today widely used in call centers and in Wall Street banks such as J.P. Morgan and Goldman Sachs.

For the reasons listed above relating to our current value of IP and assets, we believe a $30,005,774.20 valuation is justified.

Conclusion

Based on the above, we believe the Company's valuation of $30,005,774.20 is accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,997.66 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,234,986.87, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  25.0%
  We will use 25% of the funds raised for market and customer research, new product development and market testing.

- *Company Employment*
  25.0%
  We will use 25% of the funds to hire key personnel for daily operations, including the following roles Sales, Marketing, & Customer service. Wages to be commensurate with training, experience, and position.

- *Working Capital*
  43.5%

We will use 50% of the funds for working capital to cover expenses for the product expansion as well as ongoing day-to-day operations of the Company.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://truleo.co (https://www.truleo.co/investor).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/truleo

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Truleo, Inc.

[See attached]

TRULEO, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Truleo, Inc.
Chicago, Illinois

We have reviewed the accompanying financial statements of Truleo, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 17, 2023
Los Angeles, California

TRULEO INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,169,907	$	458,489
Acccounts Receivable, net		121,480		240,000
Prepaids and Other Current Assets		88,639		71,319
Total Current Assets		**1,380,025**		**769,808**
Total Assets	**$**	**1,380,025**	**$**	**769,808**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	48,208	$	65,769
Deferred Revenue		132,579		68,750
Other Current Liabilities		20,741		14,412
Total Current Liabilities		**201,528**		**148,931**
Total Liabilities		**201,528**		**148,931**
STOCKHOLDERS EQUITY				
Common Stock		1,256		1,243
Series Seed Stock		895		698
Additional Paid in Capital		5,501,268		1,499,078
Treasury Stock		(1,249,488)		-
Retained Earnings/(Accumulated Deficit)		(3,075,435)		(880,141)
Total Stockholders' Equity		**1,178,497**		**620,877**
Total Liabilities and Stockholders' Equity	**$**	**1,380,025**	**$**	**769,808**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 1,606,151	$ 195,250
Cost of Goods Sold	100,176	-
Gross profit	1,505,974	195,250
Operating expenses		
General and Administrative	3,326,037	890,843
Sales and Marketing	375,231	184,548
Total operating expenses	3,701,268	1,075,391
Operating Income/(Loss)	(2,195,294)	(880,141)
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(2,195,294)	(880,141)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (2,195,294)**	**$ (880,141)**

See accompanying notes to financial statements.

TRULEO INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Seed Preferred Stock		Additional Paid In Capital	Treasury Stock		Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount		Shares	Amount		
Inception- June 16, 2021									
Issuance of Stock	1,010,000	$ 1,010	697,500	$ 698	$ 1,499,060				$ 1,500,768
Issuance of Restricted Stock	232,500	233			18				250
Net income/(loss)								(880,141)	(880,141)
Balance—December 31, 2021	1,242,500	1,243	697,500	698	1,499,078	-		$ (880,141)	**$ 620,877**
Issuance of Stock	-	-	395,257	395	3,999,790				4,000,185
Issuance of Restricted Stock	90,000	90			2,401				2,491
Cancelled restricted shares	(76,957)	(77)							(77)
Stock Repurchase			(197,500)	(198)		197,500	(1,249,488)		(1,249,685)
Net income/(loss)								(2,195,294)	(2,195,294)
Balance—December 31, 2022	**1,255,543**	**$ 1,256**	**895,257**	**$ 895**	**$ 5,501,268**	**197,500**	**$ (1,249,488)**	**$ (3,075,435)**	**$ 1,178,497**

See accompanying notes to financial statements.

TRULEO INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(2,195,294)	$	(880,141)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		-
Amortization of Intangibles		-		-
Share-based Compensation		2,401		250
Changes in operating assets and liabilities:				
Acccounts receivable, net		118,520		(240,000)
Prepaids and Other Current Assets		(17,320)		(71,319)
Accounts Payable		(17,561)		65,769
Deferred Revenue		63,829		68,750
Other Current Liabilities		6,329		14,412
Net cash provided/(used) by operating activities		**(2,039,095)**		**(1,042,279)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		4,000,198		1,500,768
Stock repurchase		(1,249,685)		
Net cash provided/(used) by financing activities		**2,750,513**		**1,500,768**
Change in Cash		711,418		458,489
Cash—beginning of year		458,489		-
Cash—end of year	**$**	**1,169,907**	**$**	**458,489**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Truleo Inc. was incorporated on June 16, 2021, in the state of Delaware. The financial statements of Truleo Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

Truleo analyzes police body camera videos using artificial intelligence to help promote police professionalism. Truleo worked with FBI National Academy alumni to build models that deconstruct an officer's language into professionalism metrics to help agencies promote best practices, train new officers, improve wellness and mitigate risk.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $919,907 and $582,882, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

Truleo Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the AI services intended for police body camera videos. The revenue comes from maintenance licenses and police departments.

Cost of sales

Costs of goods sold include cost of hosting & infrastructure.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $375,231 and $184,548, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 17, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2022		2021
Prepaid expenses		88,639		24,000
Accrued Revenue		-		47,319
Total Prepaids and Other Current Assets	**$**	**88,639**	**$**	**71,319**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2022		2021
Accrued expenses		20,741		14,412
Total Other Current Liabilities	**$**	**20,741**	**$**	**14,412**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 13,000,000 shares of Common Stock with a par value of $0.001. As of December 31, 2022, and December 31, 2021, 1,255,543 shares and 1,242,500 shares have been issued and are outstanding, respectively.

Seed Preferred Stock

The Company is authorized to issue 1,000,000 shares of seed Preferred Shares with a $0.001 par value. As of December 31, 2022, and December 31, 2021, 895,257 shares and 697,500 shares have been issued and are outstanding, respectively.

Seed 2 Preferred Stock

The Company is authorized to issue 1,000,000 shares of seed 2 Preferred Shares with a $0.001 par value. As of December 31, 2022, and December 31, 2021, no shares have been issued and are outstanding, respectively.

5. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 267,500 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards		Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2020	-			-
Granted	167,500	$	0.02	
Vested	(97,188)			
Forfeited	-			-
Outstanding at December 31, 2021	70,312	$	0.02	9.90
Granted	90,000	$	0.02	
Vested	(29,744)	$	-	
Forfeited	(76,957)	$	-	
Outstanding at December 31, 2022	53,611	$	0.02	8.90

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2022 and 2021 was $2,401 and $18, respectively.

6. DEBT

The company has no debt outstanding as of December 31, 2022.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (669,565)	$ (292,806)
Valuation Allowance	669,565	292,806
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (962,371)	$ (292,806)
Valuation Allowance	962,371	292,806
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $662,616, and the Company had state net operating loss ("NOL") carryforwards of approximately $299,755. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through February 17, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,195,294, an operating cash flow loss of $2,039,095, and liquid assets in cash of $1,169,907, which less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Truleo is not live or open to the public at this moment.

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INVEST IN TRULEO TODAY!

Improving Police Professionalism

We are a police body camera analytics company that automates supervision, facilitates coaching, & promotes police professionalism. We are deployed across 15 police departmen...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


TRULEO
INCREASE TRUST IN THE POLICE
AUTOMATED BODY CAMERA
REVIEW & ANALYSIS

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

TRUELO BUILDS TRUST: Trust in the police is at record lows and, from our research and user feedback, <2% of body-cam footage is reviewed due to department bandwidth. Truleo's fast analytics review 100% of body-cam data; providing departments with "Baseball Card Like stats" to detect critical events and measure police professionalism.

MASSIVE MARKET POTENTIAL: The body-cam market is projected to grow at over 70% per year by 2030 and for the 1st time ever the Department of Justice has issued grant funding for using the footage for training and constitutional policing; Truleo believes it is positioned to at least double their deployments to 30 early adopter departments by the end of 2023.

CUTTING-EDGE TECHNOLOGY: Truleo leverages Natural Language Processing, a branch of Artificial Intelligence, that our founders pioneered on Wall Street. This patent pending capability enables us to separate officer language from civilian, protecting civilian privacy, and differentiating us from raw transcription. NLP technology is today widely used in call centers and in Wall Street banks such as J.P. Morgan and Goldman Sachs.

*source, **source, ***source

Invest Now
$13.81 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$110.48	$30.01M

THE PITCH

Two experts in voice analytics leave Wall Street to fix policing

Truleo founders Anthony and Tejas are the early pioneers of using natural language processing (NLP) to create sales and customer service metrics. Previously building audio analytics for Wall Street banks, they entered the public safety market after the murder of George Floyd, in an effort to help repair the civilian-officer relationship.


IMPROVING POLICE PROFESSIONALISM
Truleo Instantly Analyzes
Police Body Camera Audio
TRULEO
OFFICER: SANTIAGO, MARIA
CALLS: 572
NONCOMPLIANCE 15%
USE OF FORCE 7%
PROFANITY 58%
EXPLANATION 31%

The above features a demonstration of how data is labeled by our system.

THE PROBLEM & OUR SOLUTION

Trust in the police is at a record low.*

*source

When body cameras were first introduced to the 18,000 departments in the US, we thought it would usher in a new wave of police-civilian trust. However, civilian trust has significantly decreased over the years and now sits at 39%, a record low. (source)


Confidence in the quality of law enforcement training has dropped among surveyed Americans following Tyre Nichols' fatal beating, according to a new poll conducted by The Washington Post and ABC News, consistent with a national trend of declining trust in police Gallup has been tracking for years.

Friday, February 3, 2023

Forbes

**source*

The Post-ABC poll, which surveyed over 1,000 U.S. adults between January 27 and February 1, finds only 39% of those surveyed are confident police are properly trained to use excessive force. (source)

This is the lowest level of confidence in police training the Post-ABC poll has ever recorded, down 5% from 2021 and 15% from the first survey in 2014.

A 2022 Gallup poll found 45% of surveyed American adults are confident in the police, down 3% points from the previous low of 48% following George Floyd's murder in 2020. (source)

Each year, millions of hours of body camera videos get stored in the cloud, but are rarely ever reviewed*

**source*

Analyzing this data is the key to improving police professionalism and community trust. (source)


LACK OF TRUST
BODYCAM FOOTAGE ISN'T PUTTING TRUST IN THE POLICE
20-25 HOURS
Police record 25 hours PER OFFICER of video a month*
MOST
of their videos are never reviewed by supervisors
*250-300 hours per year per officer

How It Works

But Truleo can help. We partnered with the **FBI National Academy Alumni** to help automate supervision, facilitate coaching, and promote police professionalism.

Critical events are automatically recognized and classified by Truleo and officer language is scored as being either professional or unprofessional.


AUTOMATED BODY CAMERA REVIEW & ANALYSIS
Watch a 7-minute demo

Truleo includes features such as fast video playback, civilian and officer separation, officer risk verification workflow, and visualization dashboard.


PROFESSIONALISM
Formality
Explanation
Politeness
Gratitude
Formality
Hello Ma'am I am officer smith with the Chicago police department
Explanation
The reason I pulled you over is you're doing 60 miles per hour in a 40 miles per hour zone.
Politeness
May I please see your licence and registration
Gratitude
Thank you ma'am, have a great day

**The above features a demonstration of how data is labeled by our system.*

This is not just keyword search. Our technology can put things into context!


DATA GATHERING
Truleo Labels Officer Language
Truleo labels professional and risky officer language.
PROFESSIONALISM LABELS
POLITENESS
FORMALITY
EXPLANATION
RISK LABELS
PROFANITY
INSULT
THREAT
TRULEO NLP TRANSCRIPTION
Hello Sir, I'm Officer Smith.
Officer Smith
Formality
Would you please step out of the car and put out the cigarette?
Officer Smith
Politeness
The reason is sometimes people try to hide the smell of alcohol by lighting a cigarette and I just want to make sure you've not been drinking.
Officer Smith
Explanation
OFFICER VOICE PRINTING
AUTOMATED LABEL IDENTIFICATION
KEYWORDS ⊕ KEY PHRASES
ADVANCED ANALYSIS
Stop, did you notice all of the lights are knocked out on the 6600 block?
Officer G
Stop, or I'm going to knock you out.
Officer B
I'm usually on the south side, down in beat 3 so just give me a second.
Officer G
I'm giving you 3 seconds, I will beat you down.
Officer B
Ma'am, seriously, are you good? Oh f*ck. Can you stand up?
Officer G
Seriously, I will f*ck you up good. Stand up.
Officer B
BODYCAM VIDEO
BODYCAM AUDIO STREAM

*The above features a demonstration of how data is labeled by our system.

How Truleo Protects Civilian Privacy

Truleo's patent pending technology separates officer language from civilian, protecting civilian privacy by focusing only on officer-civilian interactions, voice fingerprint officer IDs (anonymizes civilian audio), and auto-redaction of civilian speech (redacting personal identifiable information (PII), such as names, addresses, license plates, and more.)


TRULEO BUILDS TRUST
Truleo protects civilian privacy
Truleo's multi-layer approach to responsible transcription enables the highest level of civilian privacy within body-worn camera transcription in the industry.
Interaction-focused Transcription
Officer Identification
Auto-redaction of civilian speech
Responsible Transcription™
Hello Sir, I'm Officer Smith
Would you please step out of the car and put out the cigarette?
No, why?
Officer, she doesn't have to get out of the ca
The reason is sometimes people try to hide the smell of alcohol by lighting a cigarette and I just want to make sure you've not been drinking.
Ok
Thank you, I really appreciate it. The passenger can stay in the car.

*The above features a demonstration of how data is labeled by our system.


CASE STUDY
TRULEO
ALAMEDA POLICE
Sacramento
CALIFORNIA
HIGHLIGHTS
36%
decrease in Use of Force events
30%
decrease in unprofessional officer language
12%
decrease in civilian non-compliance

The Technology Has Proven It Works!

A 12-month case study shows a 36% drop in use-of-force after deploying Truleo.
The 12-month Alameda Police Department Case study demonstrates how Truleo and the use of body camera analytics combined with professional training **leads to a 36% substantial reduction in use-of-force occurrences** as well as **an increase in positive behavioral changes in both officers and the community members** they serve. (source)


CASE STUDY
36%
REDUCTION IN USE-OF-FORCE EVENTS WITH BODY CAMERA ANALYTICS
TRULEO
READ THE CASE STUDY AT TRULEO.CO
ALAMEDA POLICE
36% Reduction in Use of Force after Implementation of Body-Worn Camera Analytics.

In this study, we demonstrate how the use of body camera analytics combined with professionalism training leads to a substantial reduction in use-of-force occurrences as well as an increase in positive behavioral changes in both officers and the community members they serve.

99%
of interactions were at a standard or **high** professionalism level

HIGHLIGHTS

36% ▾
decrease in use of force

30% ▾
decrease in unprofessional officer language

17% ▴
increase in officer explanations

12% ▾
decrease in civilian non-compliance

**source*

THE MARKET & OUR TRACTION

80% of large police departments wear body cameras*

*source

Additionally, there was $1.5 billion in police lawsuits paid out last year. (source). From the stats (source), we see a 10 billion total addressable US market.

In 2023, the Department of Justice created funding for using BWC footage for training and constitutional policing. We plan to service the 18,000 police departments across the country.

Departments pay Truleo an annual licensing fee + $20 - $50 per officer per month, to transcribe and analyze all of their body camera videos; including access to curated results. Although the department uses Truleo, the purchasing decision to use our services is often decided by the Chief of Police, Mayor and/or City Manager.

With **15 police departments** now using Truleo we plan to have **30+ departments by the end of 2023**.

What our customers say...



"The ability to measure a police officer's level of professionalism and readiness to de-escalate should be required risk management for every Chief of Police."

CHIEF ACEVEDO
AURORA PD



CHIEF TRUVER
CASTLE SHANNON PD

"We invested a lot of money in body cameras and Truleo helps us earn a higher return on that investment for our community."



CHIEF JOSHI
ALAMEDA PD

"These metrics will enable our department to increase professionalism and our ability to de-escalate civilian interactions."



CHIEF PARTRIDGE
OXFORD PD

"Truleo's metrics will enable our department to ensure we maintain the absolute highest levels of professionalism for our community."



CHIEF SALVADOR
ATWATER PD

"We invested a lot of money in body cameras and Truleo helps us earn a higher return on that investment for our community."

These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Featured on...

WHY INVEST

Join Truleo in helping enhance police professionalism across the US



Truleo builds trust.
LEON WILLIAMS
382
10%
6%

**The above features a demonstration of how data is labeled by our system.*

Truleo believes we can help to rebuild trust between the police and the communities they serve by analyzing police-civilian interactions at scale. Our technology helps supervise and coach patrol officers to deploy the most professional language; keeping cops, and the community safer.

Truleo is raising capital to expand our customer success, marketing, PR, and sales teams, in an effort to instill civilian trust and reach more police departments. Help us on our journey to serve the 18,000 police departments across the US.

Truth Builds Trust. Truleo builds trust.

ABOUT

HEADQUARTERS
1 E Erie St #525
Chicago , IL 60611

WEBSITE
View Site

We are a police body camera analytics company that automates supervision, facilitates coaching, & promotes police professionalism. We are deployed across 15 police departments & have booked $1.5M in 2022.

TEAM



Anthony Tassone
Chief Executive Officer, Director, and Co-Founder

Anthony Tassone is the CEO of Truleo and comes from a proud military and law enforcement family. Anthony works closely with FBINAA and Major Cities Chiefs Association. He received his bachelor's degree from DePaul University in Computer Science and lives just outside of Chicago with his wife and 4 kids. Anthony is an avid bow hunter and triathelete, and he regularly speaks about culture, leadership, and entrepreneurship.



Tejas Shastry
Chief Technology Officer & Director

Tejas Shastry is the Chief Technology Officer of Truleo. He grew up in central Illinois and received his bachelor's degree and PhD from Northwestern University. Tejas works closely with NIJ LEAD Scholars and lives in Chicago with his wife and 2 kids. He is an avid data scientist and technologist who has authored over 30 peer-reviewed research publications and 10 patents, received 2 fellowships, and has been previously recognized on Forbes 30 under 30.

TERMS

Truleo

Overview

PRICE PER SHARE
$13.81

VALUATION
$30.01M

DEADLINE
Jul 4, 2023

AMOUNT RAISED
$0

Breakdown

MIN INVESTMENT
$110.48

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,986.87

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
1,086

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
89,427

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Combo Perk

Invest $1,000 within the first 2 weeks and receive 10% bonus shares.

Invest $5,000 within the first 2 weeks and receive 25% bonus shares.

Volume-Based Perks

Tier 1 Perk — Invest $500+ and Truleo will send FedEx package of Truleo collateral sent to your mayor.

Tier 2 Perk — Invest $5,000+ and Truleo will send a FedEx package of Truleo collateral to your mayor and/or city council + 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Truleo, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $13.81 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1381. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS

THE DENVER POST

The Denver Post

Aurora police to use AI to review body camera footage for "the good, the bad and the ugly"

View Article

WPXI-TV

Castle Shannon police department using new body camera technology that analyzes footage

View Article

ABC News 11

Body camera technology may detect bad behavior of officers before situations escalate

View Article

Show More Press

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HOW INVESTING WORKS

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REWARDS
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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

America Is Less Confident In Police. Now at 39%, this is the lowest level of confidence in the police ever recorded.

Anthony: When body cameras were rolled out to the 18,000 departments in the U.S., they were meant to usher in a new era of police trust.

But trust in the police has not increased... in part because most body camera video is never reviewed.

Over one hundred million hours of video are sitting in the cloud untouched.

Departments simply don't have the manpower to analyze that much data.

"A new company in chicago..."

Truleo converts this footage into a training asset that improves policing, and this is your opportunity to become a shareholder in Truleo.

NEWS ANCHOR (CLIP): "...it is his belief that if this software was in place, a police supervisor in Memphis could have detected these officers' past behaviors well before they encountered Tyre Nichols."

Anthony: Truleo is an audio analytics platform. It scans police body cam footage, acting as a "virtual sergeant" to automate supervision and coaching - which radically improves officer professionalism.

It provides baseball card-like stats that pinpoint risky behavior and civilian non-compliance so that supervisors can address it with training before it becomes a bad habit.

And it works—Truleo helped reduce use-of-force occurrences by 36% during a 12 month police case study in California.

To date we've raised $3.5M in venture funding and are already in use by several departments across the country.

Chief of Police Art Acevdeo: "I've waited 20 years for a solution like Truleo because it provides insights into police/civilian interactions with hard data. It is a risk management tool should be required for every Chief of Police in America."

Anthony: For the first time ever, the Department of Justice has created grant money to incentivize departments to analyze their body cam footage to improve police legitimacy. We believe that Truleo is the only solution, and you have the opportunity to invest.

Help shape the future of policing before our next major phase of growth. Invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THIRD AMENDMENT TO
CERTIFICATE OF INCORPORATION
OF
TRULEO, INC.

Truleo, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies that this amended certificate (this "Amended Certificate") amends and replaces the Second Amendment to Certificate of Incorporation filed with the Secretary of State.

This Amended Certificate was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware (the "DGCL").

This Amended Certificate (a) reallocates the designation of the total authorized shares of stock (as between Common Stock, Seed Preferred Stock and Seed 2 Preferred Stock) stated in Article V below, (b) addresses voting rights in Article VI to make clear that Corporation's bylaws may designate certain special rights, and (c) establishes and addresses rights of the Preferred Stock.

THIS AMENDED CERTIFICATE REPLACES AND SUPERSEDES ALL PREVIOUSLY FILED CERTIFICATES.

Article I. Name of the Corporation. The name of the corporation is Truleo, Inc. (the "Corporation").

Article II. Address. The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801 in the County of New Castle. The name of the registered agent of the Corporation at such address is The Corporation Trust Corporation.

Article III. Business. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

Article IV. Incorporator. The name and mailing address of the incorporator of the Corporation is: Steven D. Szuch, Esq. at FisherBroyles LLP, 400 Renaissance Center, Suite 2600, Detroit, MI 48243.

Article V. Stock. The Corporation is authorized to issue fifteen million (15,000,000) shares of stock; provided that (a) thirteen million (13,000,000) of such shares shall be common stock, with a par value of $0.001 per share (the "Common Stock"), (b) one million (1,000,000) of such shares shall be seed preferred stock, with a par value of $0.001 per share ("Seed Preferred Stock") and (c) one million

(1,000,000) of such shares shall be seed 2 preferred stock, with a par value of $0.001 per share ("Seed 2 Preferred Stock," and together with the Seed Preferred Stock, the "Preferred Stock").

Article VI. Voting. For clarification, except as specified herein or as may otherwise be set forth in a written agreement with the Company, only holders of outstanding shares of Common Stock shall be entitled to vote with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration (whether at a meeting of stockholders of the Corporation, by written action of stockholders in lieu of a meeting or otherwise), in accordance with law and the Bylaws of the Corporation. In any such vote, each share of Common Stock shall be entitled to a single vote. For clarification, the Corporation's bylaws may have special designations with regard to certain holders of Common Stock that affect the entitlement of other holders of Common Stock to vote on certain matters.

Article VII. Directors. Directors shall be appointed and elected in accordance with bylaws of the Corporation (the "Bylaws"). Unless and except as required by the Bylaws, the election of directors of the Corporation need not be by written ballot. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director.

Article VIII. Action Without a Meeting. Any action to be taken at any annual or special meeting of stockholders or Board of Directors may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing or by electronic transmission, setting forth the action to be so taken, shall be signed by the holders of outstanding stock or Directors having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares or Directors entitled to vote thereon were present and voted and shall be delivered to the Corporation, or to an information processing system designated by the corporation for receiving such consents in accordance with applicable law.

Article IX. Indemnification. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association, or other entity (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal, or modification of this Article IX shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

Article X. Preferred Stock.

Section 10.01 Rank. With respect to payment of dividends and distribution of assets upon liquidation, dissolution, or winding up or Deemed Liquidation of the Corporation, whether voluntary or involuntary, all shares of Preferred Stock shall rank senior to Common Stock, in accordance with this Amended Certificate.

Section 10.02 Dividends. Holders of Preferred Stock shall have no special rights or privileges with regard to dividends.

Section 10.03 Liquidation; Deemed Liquidation.

(a) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation ("Liquidation"), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid *pari pasu* out of the assets of the Corporation available for distribution to its stockholders before the holders of Common Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, in an amount equal to the aggregate Liquidation Value of such shares of Preferred Stock held by the holder. If there are several holders of Preferred Stock, the holders shall participate *pari passu* on a pro rata 1:1 basis with regard to this Section 10.03(a) until the aggregate Liquidation Value of each holder is achieved, it being understood each holder's Liquidation Value may be different.

For example, if holder A has a Liquidation Value of $1,000 and holder B has a Liquidation Value of $5,000 and the available distribution is $15,000, the holders shall receive distributions in accordance with this Section 10.03(a) as follows: holder A and B each receive $1,000, then holder B receives an additional $4,000, and thereafter no further distributions occur under Section 10.03(a). For further clarification, in the previous example if the available distribution is $900, then holder A and B each receive $450, and thereafter no further distributions occur under Section 10.03(a).

(b) Deemed Liquidation. The occurrence of a Change in Control (a "Deemed Liquidation") shall be deemed a Liquidation for purposes of this Section 10. Upon the consummation of any such Deemed Liquidation, the holders of shares of the Preferred Stock shall, in consideration for cancellation of such shares, be entitled to the same rights such holders are entitled to upon the occurrence of a Liquidation, including the right to receive the full preferential payment from the Corporation of the amounts payable with respect to such shares under Section 10.03(a) above and 10.03(d) below.

(c) Deemed Liquidation Procedures. In furtherance of the foregoing, the Corporation shall take such actions as are necessary to give effect to the provisions of (b) above, in all cases giving effect to the preferences and priorities set forth in Section 10.01 and Section 10.03.

(d) Participation With Common Stock on Liquidation. In addition to and after payment in full of all preferential amounts required to be paid to the holders of shares of Preferred Stock upon a Liquidation under this Section 10.03 (including upon a Deemed Liquidation), the holders of such shares then outstanding shall be entitled to participate with the holders of shares Common Stock then outstanding, pro rata as a single class based on the number of outstanding shares of Common Stock on an as-converted basis held by each holder as of immediately prior to the Liquidation, in the distribution of all the remaining assets and funds of the Corporation available for distribution to its stockholders.

(e) Initial Public Offering. In the event of an Initial Public Offering (or the consummation of a merger or other business combination involving the Corporation whereby its shares become listed or admitted to trading on the Nasdaq Stock Market, the New York Stock Exchange, or another national securities exchange) , all shares of the Preferred Stock (including any fraction of a Share) shall automatically convert into shares of Common Stock (including any fraction of a Share) on a 1:1 basis (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series). If an Initial Public Offering occurs, such automatic conversion of all of the outstanding Preferred Stock shall be deemed to have been converted into shares of Common Stock as of immediately prior to such closing.

Section 10.04 Voting. Except as specified herein or as may otherwise be set forth in a written agreement with the Company, holders of shares of Preferred Stock shall not be entitled to vote with holders of Common Stock.

Section 10.05 Preferred Stock – Protective Provisions. Without the prior written consent of the holders of seventy-five percent (75%) of the then total outstanding shares of Preferred Stock (voting together as a single class on an as-converted basis), the Corporation shall not take any of the actions or transactions described below (any such action or transaction without such prior written consent being null and void ab initio and of no force or effect): (a) create, or authorize the creation of, any additional class or Series of capital stock of the Corporation (or any security convertible into or exercisable for any class or Series of capital stock of the Corporation) that ranks superior to or in parity with the Preferred Stock in rights, preferences, or privileges; or (b) increase or decrease the number of authorized shares of Preferred Stock or authorize the issuance of or issue any shares of Preferred Stock.

Section 10.06 Redemption. Holders of Preferred Stock shall have no special rights or privileges with regard to redemption.

Section 10.07 Conversion. Except for the automatic conversion described in Section 10.03(e), holders of Preferred Stock shall have no special rights or privileges with regard to conversion.

Article XI. Definitions.

The term "Affiliate" means any corporation, partnership, limited liability company, business trust, or other entity controlling, controlled by or under common control with the Company.

The term "Change in Control" means, with respect to the Corporation, any transaction or series of related transactions providing for any of the following: (a) a consolidation, merger or reorganization of the Corporation with or into any other Person, (b) the acquisition of all or substantially all of the assets of the Corporation by any other Person or group of Persons acting in concert, or (c) the acquisition of beneficial ownership (as defined in Rule 13d-3 promulgated under the Securities Exchange Act) of ownership interests representing more than 50% of the fair market value and voting power of the then-outstanding equity ownership interests (a "Majority Stake") of the Corporation by any other Person or group of Persons acting in concert; provided, however, that (i) any transfers for estate planning or asset protection purposes shall be excluded for purposes of determining if a Change in Control has occurred; (ii) no such transaction shall be a Change in Control if such Person or group of Persons acting in concert (together with their Affiliates) beneficially owned a Majority Stake of the Corporation immediately prior to such transaction or transactions; and (iii) if a Change in Control constitutes a payment event with respect to deferral of compensation and is subject to Section 409A of the Code, the transaction or event described in subsection (a), (b) or (c) with respect thereto must also constitute a "change in control event," as defined in Treasury Regulation §1.409A-3(i)(5) to the extent required by Section 409A. Except in the case of (c) above, Anthony Tassone and Tejas Shastry shall determine by Required Vote whether a Change in Control of the Corporation has occurred pursuant to the above definition, and the date of the occurrence of such Change in Control and any incidental matters relating thereto.

The term "Initial Public Offering" means any offering of the Corporation's shares pursuant to a registration statement filed in accordance with the Securities Act of 1933 ("Securities Act"), as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

The term "Liquidation Value" means, with respect to any share on any given date for Preferred Stock, the original purchase price per share as stated on the respective subscription agreement (as adjusted for any stock splits, stock dividends, recapitalizations, or similar transaction with respect thereto).

The term "Person" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association, or other entity.

* * * *

IN WITNESS WHEREOF, the Corporation has caused this Third Amendment to Certificate of Incorporation of Truleo, Inc. to be signed by Anthony Tassone, its Chief Executive Officer, this September 9, 2022.

By:/s/ ____________________
Anthony Tassone, as CEO

THIS AMENDED CERTIFICATE REPLACES AND SUPERSEDES ALL PREVIOUSLY FILED CERTIFICATES.

Exhibit G to Form C

Test The Waters Materials

TRULEO

Why is Truleo Crowd Funding?


LEON WILLIAMS
CALLS
COMMANDS
FORCE
382
10%
6%

Building an Army of Truleo Ambassadors

I have raised $30M over the past ten years across two businesses with accredited angels, venture capital, and private equity. In fact, Truleo raised $3M of venture capital in September of 2022. I have never raised capital on a crowdfunding platform and never even considered it – until now. Something occurred in our sales pipeline that shocked me.

What shocked me is this – there is a dramatic acceleration in our sales process in a particular city once enough taxpayers become aware of our ability to improve trust in the police. Truleo is wildly popular with civilians, and they regularly bring us to the attention of their city council, mayor, and chief of police in person and in social and traditional media.

Our thesis is that there is a very large group of potential Truleo ambassadors that can be activated with equity and equipped with our collateral and academic case studies, and they can help us smash through the status quo. Many of these people are police or, like me, have friends or family in policing, on the council, or in the mayor's office. We want them to evangelize Truleo at all of their social gatherings.

Of course, these ambassadors can't force a police department to choose a product that doesn't solve problems. Truleo needs to demonstrate the value proposition and earn trust and deliver a super high-quality product and service – which we are doing and proving through academic studies at our customer sites. But, as civilian awareness increases, traditional purchasing objections and excuses evaporate.

Our strategy is simple - combine the power of crowdfunding and social media to increase the awareness, adoption, and acceleration of body camera analytics. Thus, we have decided to open our cap table and sell a percentage of Truleo to an army of ambassadors that feel as passionate about police professionalism as we do. In fact, we hope and expect many police officers to become owners.

Our data show that most police interactions are professional, and that surfacing truth is the key to improving officer wellness, morale, recruiting, retention, training and ultimately improving community trust.

If you believe in our mission and will help evangelize the work we do, I welcome you to purchase equity in Truleo. Please click HERE to get started.

Anthony Tassone
Co-Founder & CEO

TRULEO ABOUT FBINAA HOW IT WORKS PRIVACY NEWS RESOURCES WE'RE HIRING INVEST IN TRULEO

INVEST IN TRULEO*

BE THE FIRST TO INVEST

Less than 1% of police body camera videos are ever reviewed. Analyzing this data is the key to improving community trust.

We're on a mission to increase trust in the police through body camera analytics. Now is your chance to become part of the movement.

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*We are are exploring offering the opportunity to invest in Truleo to our friends, family, and loyal customers through crowd funding. Sign up to express your interest in future fundraising and marketing communications if you would be interested in this opportunity.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

AUTOMATED BODY CAMERA REVIEW & ANALYSIS



TRULEO
HIGH PROFESSIONALISM
OFFICER: ...This is why I need you to stay here.
OFFICER PROFESSIONALISM
70%
20%
90%
OFFICER RISK BEHAVIORS
LEON WILLIAMS
CALLS
382
COMMANDS
10%
FORCE
6%
RISKY BEHAVIORS
OFFICER: Shut the up.